THE ZWEIG TOTAL RETURN FUND, INC.
900 Third Avenue
New York, New York 10022
(212) 451-1100
VIA EDGAR
January 25, 2008
United States Securities and Exchange Commission
Division of Investment Management
Washington, DC 20549

Re:	The Zweig Total Return Fund, Inc.
Application for Withdrawal of Post-Effective Amendment No. 1 (Accession No. 0000950123-07-016174) to Registration Statement on Form N-2 (File Nos. 333-139605, 811-05620)
Ladies and Gentleman:
     Based on discussions between the staff of the Securities and Exchange Commission (the “Commission”) and our counsel at Katten Muchin Rosenman LLP, The Zweig Total Return Fund, Inc. (the “Registrant”) hereby applies for the withdrawal of the Post-Effective Amendment No. 1 (Accession No. 0000950123-07-016174) filed with the Commission on November 30, 2007 (“Post-Effective Amendment No. 1”), to the Registration Statement of the Registrant on Form N-2. This application for withdrawal is being filed by the Registrant pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”). We believe that the withdrawal of Post-Effective Amendment No. 1 is consistent with the public interest and the protection of investors because that amendment sought the de-registration of certain shares of the Registrant for an offering which has ceased, and in discussions with the staff of the Commission, an alternate method of effecting such de-registration pursuant to Rule 486(b) under the Securities Act has been proposed and will be utilized by the Registrant.
     Please direct any inquiries regarding this application to Daren R. Domina, Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022, (212) 940-6517.
Very truly yours,
THE ZWEIG TOTAL RETURN FUND, INC.
By:      /s/  George R. Aylward